

Mail Stop 4720

January 17, 2018

Scott Cohen
Chief Executive Officer
Bitzumi, Inc.
55 5th Avenue, Suite 1702
New York, NY 10003

> **Re: Bitzumi, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed January 4, 2018**
> **File No. 024-10768**

Dear Mr. Cohen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2017 letter.

General

1.   We note your response to comments 4 and 5, your revised disclosure in the "Plan of Distribution" section and your subscription agreement wherein you indicate that once the minimum is reached, you "may elect at any time to close all or any portion of this offering, on various dates" prior to the termination of the offering. We also note that the agreement indicates that an investor's subscription is irrevocable. Please explain to us in more detail how the "rolling closings" will work in conjunction with this offering. For example, please provide us with the following information:

- Clarify whether shareholders who irrevocably subscribe to the offering will have to wait until the next "rolling closing" to receive the shares and, if so, what rights subscribers have after remitting payment but prior to closing, particularly as they compare to the rights of subscribers who have received shares in a prior closing;

- Provide additional detail about the timing and mechanics of the "rolling closing," such as how often they will occur, how long a "rolling closing" will take and whether the decision to effect a "rolling closing" is in the company's sole discretion after the minimum offering amount is raised; and

- Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.

Exhibits

Subscription Agreement

2.   We note the fourth paragraph on page 1 of the subscription agreement indicates that investors should not rely on information provided in the offering circular, test-the-waters materials or other communications from the company and its officers or directors in making their investment decision and that investors must rely on their own examination of the company in making an investment. Please note that it is inappropriate to state or imply that investors may not rely on the information provided to them by you. In addition, we note that third paragraph on page 2 indicates that no representations or warranties are made with respect to the accuracy of the information provided in your offering materials. You are responsible for the accuracy of the information distributed to investors and therefore, this disclaimer appears to be overly broad. Please revise your subscription agreement to remove any inappropriate disclaimers accordingly.

You may contact Michael Henderson at (202) 551-3364 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel